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                                                            Exhibit 99(a)(5)(ix)

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                                                                   PRESS RELEASE
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[PERKINS L0GO]   PERKINS                                           [WYANT LOGO]
                 Cascades Group                               WYANT CORPORATION



         PERKINS PAPERS LTD. COMPLETES ACQUISITION OF WYANT CORPORATION


CANDIAC (QUEBEC) NOVEMBER 17, 2000 -- Perkins Papers Ltd. (TSE, symbol: PKN) and Wyant Corporation (NASDAQ Small Cap, symbol: WYNT) announced today that Perkins had completed its acquisition of Wyant by merging Perkins's wholly owned subsidiary, Perkins Acquisition Corp., with and into Wyant, with Wyant being the surviving corporation. As a result of the merger, Wyant Corporation has become a wholly owned subsidiary of Perkins Papers Ltd.

Shares of Wyant common stock which were not tendered in the tender offer by Perkins for Wyant (other than shares owned by stockholders, if any, who are entitled to and who properly exercise appraisal rights under New York law) have been converted by virtue of the merger into the right to receive $4.00 per share in cash. As soon as practicable a Notice of Merger and Appraisal Rights and Information Circular and a Letter of Transmittal to be used for surrendering certificates in exchange for the cash payment will be sent to holders of record who did not tender their shares in the tender offer.

Wyant has requested the delisting of its stock with The NASDAQ Stock Market, and the stock has been so delisted. As soon as practicable, Wyant will be requesting the deregistering of its stock with the U.S. Securities and Exchange Commission.

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Perkins Papers Ltd. is the second largest producer of tissue paper in Canada and the seventh largest in North America. Perkins operates six mills and converting plants, five of which are located in Quebec and one in North Carolina, with a workforce of 950 employees. Perkins's industrial infrastructure includes eight paper machines with a combined annual capacity of 262,000 short tonnes of tissue paper. The Corporation also operates 38 converting units. A large share of its production is converted into finished and semi-finished products such as bathroom tissue, household towels, facial tissue, napkins and hand towels. To complete its product lines, Perkins also produces folding cartons and kraft paper bags. The Company sells its products under its own brand names such as, Cascades(R), Satin Soft(R), Doucelle(R), Decor(R), North River(R), Perkins(R) and Horizon(R) as well as under private labels. Perkins trades on the Toronto Stock Exchange under the symbol PKN.

Wyant Corporation is an integrated sanitation and facility maintenance supply company with extensive manufacturing, sales and distribution capabilities, employing approximately 475 people in Canada and the United States through its two subsidiaries, Wood Wyant Inc. and IFC Disposables, Inc.


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FOR FURTHER INFORMATION:


Ms. Suzanne Blanchet                        Mr. Donald C. MacMartin
President and Chief Executive Officer       Chairman and Chief Executive Officer
Perkins Papers Ltd.                         Wyant Corporation
(450) 444-6400                              (514) 636-9926
sblanchet@perkins.ca                        dmacmartin@wyantcorp.com

WEB SITE:  www.perkins.ca
           www.wyantcorp.com